UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

JACK IN THE BOX INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of class of securities)
466367109
(CUSIP number)
Jason Wathen Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
MAY 30, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 466367109	13D/A	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,155,143
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,155,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,155,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.85%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 466367109	13D/A	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,155,143
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,155,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,155,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.85%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 466367109	13D/A	Page 4

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,155,143
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,155,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,155,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.85%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 466367109	13D/A	Page 5

This Amendment No. 2 is filed to amend Items 2, 3 and 5 of the Schedule 13D filed with the Securities and Exchange Commission on July 19, 2010, as amended and supplemented by Amendment No. 1 filed on November 23, 2011 (the “Schedule 13D”) by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour GP, LLC, a Delaware limited liability company (“Fund GP”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Reference is hereby made to the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

This Amendment No. 2 to Schedule 13D is being filed by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Manager is principally involved in the business of providing investment advisory and investment management services.  Manager GP is principally involved in the business of serving as the general partner of Manager.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read in its entirety as follows:

The 2,155,143 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $45,775,237.32 (excluding brokerage commissions).  The shares of Common Stock that are reported on this Amendment No. 2 to Schedule 13D were acquired with working capital, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

CUSIP No. 466367109	13D/A	Page 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)               The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.  As of the close of business on the date of this Amendment No. 2 to Schedule 13D, the Reporting Persons beneficially own an aggregate of 2,155,143 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP, and Mr. Robbins, and which represent approximately 4.85% of the outstanding shares of Common Stock.  All percentages set forth in this paragraph are based on 44,480,489 shares of Common Stock outstanding as of the close of business on May 10, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s quarterly period ended April 14, 2013.

For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, each of Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

(c)           Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 2 to Schedule 13D.

(d)           Not applicable.

(e)           As of the close of business on May 30, 2013, the Reporting Persons cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

CUSIP No. 466367109	13D/A	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013
BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

	By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

BLUE HARBOUR HOLDINGS, LLC

	By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. 466367109	13D/A	Page 8

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share*
Manager	5/3/2013	Sale	246,817	$37.03
Manager	5/6/2013	Sale	78,183	$36.92
Manager	5/7/2013	Sale	100,000	$37.11
Manager	5/30/2013	Sale	427,136	$37.00
Manager	5/31/2013	Sale	117,864	$36.92

* Shares of Common Stock were sold or purchased (as applicable) over the day, and the aggregate amount and average price (excluding brokerage commissions) are indicated.